Exhibit (a)(5)(i)


For immediate release
Monday 19th June, 2000


On Friday 16 June, 2000, Invensys Holdings Limited, an indirect wholly owned subsidiary of Invensys p1c. purchased through its agent Goldman Sachs International 1 million shares of Baan Company N.V. on the Amsterdam Exchanges at an average price of Euro 2.85.